SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, D.C. 20549

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                    Amendment No. 1

                          To

                    SCHEDULE 14D-9

    Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

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   CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
               (Name of Subject Company)

   CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
         (Names of Person(s) Filing Statement)

        Common Stock, Par Value $0.01 Per Share
            (Title of Class of Securities)

                      167155 10 0
         (CUSIP Number of Class of Securities)

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                    ROBERT SCHMIEGE
Chairman of the Board, President and Chief Executive Officer
   Chicago and North Western Transportation Company
                165 North Canal Street
             Chicago, Illinois  60606-1551
                    (312) 559-7000

     (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications on Behalf of the Person(s) filing Statement)

                   ----------------

                    With a copy to:

                 PAUL J. MILLER, ESQ.
             Sonnenschein Nath & Rosenthal
                   8000 Sears Tower
               Chicago, Illinois  60606
                    (312) 876-8074

    This Amendment supplements and amends as Amendment No. 1 the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), originally filed on March 23, 1995 by Chicago and North Western Transportation Company, a Delaware corporation (the "Company"), relating to the tender offer by UP Rail, Inc. (the "Purchaser"), a Utah corporation and an indirect wholly-owned subsidiary of Union Pacific Corporation, a Utah corporation ("Union Pacific"), initially disclosed in a Tender Offer Statement on
Schedule 14D-1, dated March 23, 1995, to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at $35 per Share, net to the sellers thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1995, and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the
Schedule 14D-9.

Item 8. Additional Information

    Item 8 of the Schedule 14D-9 is hereby supplemented by adding the following information:

    On March 28, 1995, an Amended Class Action Complaint, amending two previously filed class action complaints entitled Feiwel v. Martin, et. al. (C.A. No. 14109) and Steiner v. Davidson, et. al. (C.A. No. 14111), was filed in the Court of Chancery in Delaware. The Amended Class Action Complaint reiterates the claims made in the earlier complaints which it amended, and also alleges, among other things, (i) that, Blackstone, the investment bank retained by the defendants to render a fairness opinion in connection with the Offer, is not disinterested or independent and has a conflict of interest with regard to the Offer, (ii) that the defendants breached or aided and abetted breaches of their duties of good faith and loyalty by approving for themselves and members of the Company's senior management lucrative compensation packages and other financial benefits, (iii) that the defendants structured the transaction in such a way as to prevent the Company's public stockholders from voting on the Merger or exercising dissenter's rights, and (iv) that the defendants breached their duties of candor and full disclosure by failing adequately to disclose, among other things, the information described above, the reasons why the Company's Board failed to implement a stockholders' rights plan and the reasons for alleged discrepancies and variations between valuation ranges for Company shares as prepared by the financial advisors of Union Pacific and the Company, respectively. A copy of such Amended Class Action Complaint is attached hereto as Exhibit 34 and incorporated herein by reference.

Item 9. Material to be Filed as Exhibits

    Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following information:

    Exhibit 34 - Amended Class Action Complaint in Feiwel v.
Martin, et. al. (Del. Ch., filed on March 9, 1995)(C.A. No. 14109) and Steiner v. Davidson, et. al. (Del. Ch., filed on March 10, 1995) (C.A. No. 14111).

                               SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    CHICAGO AND NORTH WESTERN
                    TRANSPORTATION COMPANY


                    By: /s/ RONALD J. CUCHNA

Date: March 30, 1995

                    EXHIBIT INDEX

Exhibit No.                        Description

     34             Amended Class Action Complaint in Feiwel
                    v. Martin, et. al. (Del. Ch., filed on
                    March 9, 1995)(C.A. No. 14109) and
                    Steiner v. Davidson, et. al. (Del. Ch.,
                    filed on March 10, 1995)(C.A. No. 14111).